Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

Final Term Sheet

AMERICAN TOWER CORPORATION

March 7, 2012

Issuer:	American Tower Corporation (“AMT”)

Principal Amount:	$700,000,000

Coupon:	4.70%

Maturity:	March 15, 2022

Price to Public:	99.810%

Yield to Maturity:	4.724%

Spread to Benchmark Treasury:	+275 basis points

Benchmark Treasury:	2.000% UST due February 15, 2022

Benchmark Treasury Spot and Yield:	100-7+; 1.974%

Ratings (1):	Moody’s Baa3/S&P BB+/Fitch BBB- (stable/stable/stable)

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2012

Make-whole call:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 40 basis points

Trade Date:	March 7, 2012

Settlement Date:	March 12, 2012

CUSIP/ISIN:	03027XAA8 / US03027XAA81

Use of Proceeds:	We intend to use up to approximately $693.0 million of the net proceeds to refinance existing indebtedness incurred under our credit facilities, which have been used to fund recent acquisitions.

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

Capitalization:	On an “as further adjusted” basis, after giving effect to the receipt of approximately $693.0 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of up to approximately $625.0 million of the net proceeds to repay existing outstanding indebtedness under the 2011 Credit Facility and $68.0 million to repay existing outstanding indebtedness under the 2012 Credit Facility.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC

Senior Co-Managers:	Barclays Capital Inc. Goldman, Sachs & Co. RBC Capital Markets, LLC RBS Securities Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Santander Investment Securities Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated March 7, 2012 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and TD Securities (USA) LLC toll-free at 1-800-263-5292.